UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MATERIAL FACT

Proposal of Distribution of Interim Dividends

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”), as per the terms of Instruction No. 358, issued by the Brazilian Securities and Exchange Commission — CVM on January 3rd, 2002, as amended, hereby informs its shareholders and the market in general that the Company’s Board of Directors approved, on this date, among other matters, the proposal for the distribution of interim dividends on an extraordinary basis (“Management Proposal”). Such proposal will be submitted to the Company’s extraordinary general shareholders’ meeting to be called for November 30, 2015, at 02:30PM.

According to the Management Proposal, the total amount of the dividends to be distributed to the shareholders is R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3.612778081 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved in the Company’s Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

The Management of FIBRIA, considering the generation of cash by the Company in the fiscal year of 2015 and the percentage of the Reserve for Investments to be used, acknowledges that the proposed distribution, if approved by the extraordinary general shareholders’ meeting, will not cause any adverse effect on the Company’s credit rating, its business plan or its future perspective of investments, and it shall not harm the capital budget of the Company, as approved in the Ordinary General Shareholders’ Meeting held on April 28, 2015.

The Company’s Management proposes that the interim dividends on an extraordinary basis, once approved in the extraordinary general shareholders’ meeting, are paid to the shareholders owners of shares issued by the Company in a sole installment, by the end of this fiscal year, in a date to be decided by the shareholders in the relevant general shareholders’ meeting.

The Management Proposal is filed at the Company´s head offices and it is available in the Company’s website (www.fibria.com.br), the websites of the Brazilian Securities and Exchange Commission — CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, October 22, 2015

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

CFO and Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO